March 27, 2008

Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington D. C. 20549-0308

Re:	Form 10-KSB for the year October 31, 2007 - Filed on January 23, 2008

Dear Mr. Spirgel,

Pursuant to the conversation John Jenkins, our CEO, had with Mr. Dharia of your office and your inquiry regarding the filing of Rapid Link, Incorporated’s (the Company) 10-KSB for the fiscal year ended October 31, 2007, we appreciate your consideration of our detailed responses as disclosed herein.  Should you require further information or clarification, please contact Mr. Jenkins or me and we will promptly respond.

Your comments and our responses are as follows:

SEC COMMENT NO. 1

Form 10-KSB for the year ended October 31, 2007

Note 6 – Convertible debentures and notes payable, including related party notes, page F-16

1.
We note that the conversion price of the GC-Note is equal to 80% of the average of the three lowest volume weighted average sales price of your common stock.  We also note that the modified note payable to Apex is convertible to common stock at market pricing.  Please note that:

·
Since the GC-Note and the Apex notes are convertible into an unlimited number of shares, it appears that you are required to bifurcate the conversion feature of the GC-Note and the Apex Note as required by paragraph 20 of EITF00-19;

·
The existence of a contract that can be settled in a potentially unlimited number of shares preclude you from concluding that you have sufficient authorized and unissued shares to settle any contracts within the scope of EITF 00-19.  Therefore you may be required to classify all or some of your outstanding warrants as liabilities.  In this regard, please refer to paragraphs 11, 20 and 24 of EITF 00-19.

·	If you are required to bifurcate the convertible notes under EITF 0-19, then it is not appropriate to recognize a beneficial conversion feature under EITFs 98-5 and 00-27.

·	Please revise or advise.

5408 N 99th Omaha, NE 68134 USA
Telephone: (+1) 970-547-8165  Fax:  (+1) 402-392-7545  Email:  chrisc@rapidlink.com

RAPID LINK, INC. RESPONSE NO. 1

On September 14, 2006, the GC-Note was amended to extend the maturity date to February 28, 2008, and stipulate that the conversion price is not to be lower than $0.10 per share and not to exceed $0.25 per share.  By amending the note to have a floor of $0.10 per share, the Company has ensured that the GC-Note was convertible into a certain number of shares, and that the Company would have enough common shares available to satisfy any potential conversion of the GC-Note.  In addition, the amended note also stipulates that the holder of the GC-Note can never own greater than 4.99% of the total outstanding common shares, which further restricts the number of common shares that can be attained through debt conversion at any given time.

The Apex note is classified as a related party note and is held by two of the Company’s officers, which include Christopher Canfield and Michael Prachar.  Christopher Canfield, the Company’s President and Chief Financial Officer, and Michael Prachar, the Company’s’ Chief Operating Officer, owns 70% and 30% of Apex Acquisitions, Inc., respectively.  While Apex is one of the largest shareholders in the Company, any and all notes held by Apex are only convertible to the extent that the Company has a sufficient number of shares to satisfy any debt conversion(s), including the potential dilutive effect of all convertible notes, warrants, and vested options issued by the Company.

In consideration of the $0.10 per common share price floor contained within the GC-Note, and the stipulation that the holder of the GC-Note can never own greater than 4.99% of the total outstanding common shares at any given time, and the stipulation that the holder of the Apex Note can only convert debt to the extent that the Company has a sufficient number of authorized and unissued shares, the Company has ensured that it has a sufficient number of authorized and unissued common shares needed to settle any contracts within the scope of EITF 00-19.

We appreciate your consideration of our position on this comment.

SEC COMMENT NO. 2

Note 10 – Net Reduction of Liabilities, page F-21

2.
Tell us in more detail of the nature of the original $1,435,000 carried costs that were previously accrued.  Also, tell us your basis in GAAP for the reason and timing of the reversal of the accrual in the year ended October 31, 2006.

RAPID LINK, INC. RESPONSE NO. 2

The original nature of the accrued carrier costs relate to joint venture agreements made with foreign carriers and capacity agreements made with vendors who subsequently ceased operations, and/or terminated supply contracts with carriers originating in the normal course of business.

The Company determined in fiscal 2006, based on a review of applicable statute of limitations laws, correspondence with supply carriers, and reconciliation of actual usage with carried costs, that approximately $1,435,000 in carrier costs that were previously accrued, were no longer due and payable. The Company evaluated this transaction under the guidance set forth in SFAS No.140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and noted that the extinguishment of these liabilities was consistent and timely with the guidance.  See our commentary with respect to each liability in the attached appendix.

5408 N 99th Omaha, NE 68134 USA
Telephone: (+1) 970-547-8165  Fax:  (+1) 402-392-7545  Email:  chrisc@rapidlink.com

We appreciate your consideration of our position on this comment.

Thank you for allowing us an extension of time to respond to your comments, and we appreciate your consideration of our positions.  As John Jenkins discussed with Mr. Dharia, we take these matters very seriously and believe that we have provided you with sufficient information to render an expedient resolution.  However, should you have any questions or request further information, please contact Mr. Jenkins or me at your earliest convenience.  Thank you very much.

Sincerely,

/s/ Christopher J. Canfield

Christopher J. Canfield
President and Chief Financial Officer, Treasurer and Director
Rapid Link, Inc.
Phone: 970-547-8165
Fax: 402-392-7545

5408 N 99th Omaha, NE 68134 USA
Telephone: (+1) 970-547-8165  Fax:  (+1) 402-392-7545  Email:  chrisc@rapidlink.com

TABLE – SUPPORT FOR EXTINGUISHMENT OF CERTAIN LIABILITIES

Amount	Description
$2,804.26
The project ended and the balance was offset by the Company’s deposit.  In addition, the vendor currently owes the Company the balance remaining on the deposit, which is approximately $3,200, and the equipment, which is valued at $22,000.

$32,297.08
The project ended and the balance was offset by the equipment supplied by the Company for the project.  The equipment, which was expensed due to its useful life being less then one year, had a value in excess of $50,000.  In addition, the vendor is located in a foreign country, and retained the Company’s deposit of $25,000, thus justifying the offset.

$109,863.04
The Company had a reciprocal netting agreement with the carrier requiring detailed call records supporting invoices.  An accrual was maintained on the Company’s books, and later adjusted upon receipt of a final invoice from the vendor.

$5,500.00
This amount represented a prepaid expense and should have not been accrued for.  In the initial accounting of this transaction, the Company anticipated an invoice for services received, when it actually was a prepayment for services yet to be rendered.

$22,800.00
This amount has been offset by the call termination agreement and therefore is current and requires no accrual.  The Company does not currently conduct any type of termination business with this vendor and therefore requires no further accrual.

$14,168.45
This amount represents an accrual relating to a bandwidth supplier in South Africa that we are no longer doing business with.  The final account balance with this vendor was paid and the accrual reversal reconciles the ending balance.  Therefore no further accrual was necessary.

$64,842.72
This vendor is no longer in business and has been fully liquidated.  The vendor was holding over $100,000 of the Company’s equipment and disposed of the equipment during their liquidation.  The Company wrote off the equipment in its accounting records and adjusted its accrual accordingly.  There being no further business relationship, the need for the accrual was not necessary.

$338,320.37
The Company had an exclusive carrier services agreement with a vendor that failed to honor the exclusivity clause of the agreement. As a result, the Company incurred damages in excess of this amount.  In order to avoid a long and costly legal battle, the Company stopped doing business with the vendor.  After the four year statute of limitations period in the state of California expired, we reversed the liability.

$843,946.99
The Company had bilateral exchange agreement with a carrier that failed to remit any call records, invoices or statements.  After months of trying to reconcile the account balance with the vendor, we ultimately received a statement showing the corrected balance and adjusted the accrual accordingly.

$1,434,542.35

5408 N 99th Omaha, NE 68134 USA
Telephone: (+1) 970-547-8165  Fax:  (+1) 402-392-7545  Email:  chrisc@rapidlink.com